UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2025

- OR -

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

Chicago and North Western
Railway Company Profit
Sharing and Retirement
Savings Program

Employer ID No: 94-6001323
Plan Number: 002

Financial Statements as of December 31, 2025 and 2024, and for the year ended December 31, 2025, and
Report of Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Note:
Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on the Program's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Program in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte & Touche, LLP

Omaha, Nebraska
June 26, 2026

We have served as the auditor of the Program since 1995.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,	2025	2024
ASSETS:
Program interest in Master Trust:
Investments at fair value (Note 3 and 4)	$32,462,659	$35,236,599
Investments at contract value (Note 4)	10,500,592	11,860,920
NET ASSETS AVAILABLE FOR BENEFITS	$42,963,251	$47,097,519

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,	2025
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Program interest in Master Trust investment income (loss) (Note 4):
Net appreciation (depreciation) in fair value of investments	$3,663,963
Interest and dividends	541,582
Net investment income (loss)	4,205,545
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	8,332,440
Administrative expenses	7,373
Total deductions	8,339,813
NET INCREASE (DECREASE) IN NET ASSETS	$(4,134,268)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	$47,097,519
End of year	$42,963,251

See notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND
FOR THE YEAR ENDED DECEMBER 31, 2025

1. DESCRIPTION OF PLAN

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the
“Program”) is provided for general information only. Participants should refer to the Program’s plan document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the “Company”) and other common control employers who adopt the Program. The Program is sponsored by Union Pacific Railroad Company (“Railroad”). Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Program Administration — The Program is administered by the Named Fiduciary - Plan Administration. The Senior Vice President and Chief Human Resource Officer of Union Pacific Railroad Company currently serves in this role.

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation (the “Corporation”) or its subsidiaries. Loan transactions are treated as a transfer from the investment fund(s) to the loan fund. As the loan is repaid, all principal and interest payments are credited to the participant's contribution source accounts from which the original loan proceeds were taken and invested in accordance with the participant’s applicable investment election. Loan terms cannot exceed 59 consecutive calendar months, except the loan term may be up to 15 years if the loan will be used to purchase the participant’s principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Principal and interest is paid ratably, generally through monthly payroll deductions. As of December 31, 2025 and 2024, there were no outstanding participant loans held by the Program.

Participant Accounts — An individual account is maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Program, except that a participant may not elect to transfer amounts into the Union Pacific common stock fund, a separately managed account mainly composed of the Corporation’s common stock, if such transfer would result in more than 20% of the participant’s account to be invested in such fund. Alternatively, a participant may elect to participate in the Vanguard advisers managed account program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with an allocation of the Program’s earnings (losses) based on the investment options selected and their performance. The allocations are based on each participant’s account balance by investment option. If a participant does not provide investment directions (or has not elected to participate in the Managed Account Program) with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of either a joint and survivor annuity or single life annuity, depending on whether the participant is married when benefit payments commence. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), the participant’s account balance is transferred to the Chicago and North Western Railway Company supplemental pension plan (the “Supplemental Pension Plan”) for payment of the annuity. At the option of the Program administrator, the annuity may be purchased from a third-party institution or paid from the assets of the Supplemental Pension Plan. A participant may waive an annuity form of payment and elect (with spousal consent when required) payment in a single sum. A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Program. If distribution is deferred until the participant’s required beginning date and the participant's benefit is not paid in the form of an annuity, the participant's account will be distributed as either a single sum or in the form of monthly, quarterly, semi-annual, or annual installments, as elected by the participant (with spousal consent when required). If receiving a single sum distribution, the portion of a participant’s account invested in the Union Pacific common stock fund, if any, is distributed in cash unless shares of stock are elected at the time of distribution ("in-kind distribution"). In-kind distributions are single sum and any fractional shares are distributed in cash. If the participant remains employed with the Railroad after attaining age 70 ½ (or, if the participant’s date of birth is after June 30, 1949, the age determined under Section 401(a)(9) of the Internal Revenue Code, based on the participant's date of birth), the participant must commence distribution of his/her account no later than April 1st of the year following the year in which the participant separated from service. If the participant dies prior to receiving distribution of his or her entire account, the remaining account balance is distributed to the participant’s beneficiary, in accordance with the terms of the Program.

In-service hardship and non-hardship withdrawals, including withdrawals on and after age 59 ½, may be made by a participant from his or her account in accordance with the Program’s provisions.

Subsequent Events Evaluation — We evaluated the effects of all subsequent events through June 26, 2026, the financial statement issuance date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Program have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Program’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive investment contracts, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Program. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statement of changes in net assets available for benefits presents the activity of the fully benefit-responsive investment contracts on a contract value basis.

All investment management and transaction fees directly related to the Program investments are paid by the Program. Management fees and operating expenses charged to the Program for investments are deducted from income earned and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction in the investment return for such investments within net appreciation (depreciation).

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans that are in default are recorded as distributions based on the terms of the Program’s plan document.

Administrative Expenses — Administrative expenses of the Program, including recordkeeping expenses, are paid from Program assets through deductions from participants’ accounts. The Managed Account Program’s management fee also is deducted from the accounts of participants who have elected to participate in the Managed Account Program. The Railroad has the option, but not the obligation, to pay any or all of these expenses and fees instead of the Program.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid at December 31, 2025 and 2024.

3. FAIR VALUE MEASUREMENT

Accounting Standard Codification (ASC) 820, Fair Value Measurement, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

In accordance with ASC 820, the Program classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common stock — Amounts are invested exclusively in common stock issued by the Corporation. The unit price (value) for shares is computed daily based on the closing price of the Corporation’s common stock on the New York Stock Exchange and the number of shares of stock. Employer stock is classified as Level 1 investments.

Mutual funds (including the domestic and international stock funds, balanced fund, money market fund, and bond funds) — The shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Program are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Program are deemed to be actively traded. Mutual funds are classified as Level 1 investments.

Common/collective trusts — These investments are valued at the net asset value of units of the common/collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Due to the nature of these funds, there are no unfunded commitments or redemption restrictions.

A summary of the Corporation master trust (“Master Trust”) assets (Note 4) measured at fair value on a recurring basis set forth by level within the fair value hierarchy is presented in the following tables:

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2025	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common stock	$584,308,768	-	-	$584,308,768
Mutual funds	378,042,751	-	-	378,042,751
Total investments in the fair value hierarchy	$962,351,519	-	-	$962,351,519
Investments measured at net asset value:*
Common/collective trusts				3,923,794,692
Total investments at net asset value				3,923,794,692
Total investments at fair value				$4,886,146,211

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2024	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common stock	$629,712,621	-	-	$629,712,621
Mutual funds	338,282,336	-	-	338,282,336
Total investments in the fair value hierarchy	$967,994,957	-	-	$967,994,957
Investments measured at net asset value:*
Common/collective trusts				3,463,633,998
Total investments at net asset value				3,463,633,998
Total investments at fair value				$4,431,628,955

*
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4. MASTER TRUST

At December 31, 2025 and 2024, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Program’s interest in the Master Trust is presented in the following tables:

	2025		2024
As of December 31,	Master Trust	Program Interest	Master Trust	Program Interest
Investments at fair value:
Common stock	$584,308,768	$3,412,040	$629,712,621	$3,643,835
Mutual funds	378,042,751	2,215,251	338,282,336	2,721,652
Common/collective trusts	3,923,794,692	26,835,368	3,463,633,998	28,871,112
Investments at fair value	4,886,146,211	32,462,659	4,431,628,955	35,236,599
Investments at contract value	275,010,684	10,500,592	292,899,727	11,860,920
Total investments	$5,161,156,895	$42,963,251	$4,724,528,682	$47,097,519

Investment income (loss) for the Master Trust is as follows:

For the Year Ended December 31,	2025
Net appreciation (depreciation) in fair value	$623,375,325
Interest and dividends	49,162,096
Total investment income (loss) of Master Trust	$672,537,421
Program's portion of Master Trust investment income (loss)	$4,205,545

While the Program participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides participants a stable value investment option, the Union Pacific fixed income fund, that invests primarily in synthetic guaranteed investment contracts (“GICs”) backed by high-credit-quality fixed income investments and traditional GICs issued by insurance companies. Traditional GICs are issued by insurance companies and provide for benefit-responsive withdrawals by Program participants at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. The contracts are backed by the assets in an insurance company’s general account or a separate account. Synthetic GICs pair Program-owned fixed income investments with an insurance-like feature known as a “wrap contract” issued by a bank or life insurance company. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Union Pacific fixed income fund has unrealized gains and losses, the interest crediting rate may differ from then-current market rates. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Program.

Certain events might limit the ability of the Program to transact at contract value with the contract issuer. These events could be different under each contract. Such events include layoffs, divisional sales, voluntary or involuntary reductions in workforce, Program-wide re-enrollments, or other events that are outside the normal operation of the Program that causes a withdrawal from an investment contract. Program management does not believe that the occurrence of any such event, which would limit the Program’s ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Program and settle at an amount different from contract value. Those events could be different under each contract. Such events include a change in qualification status of a participant, employer, or Program; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The following table represents the disaggregation of contract value between GICs held by the Master Trust:

As of December 31,	2025	2024
Synthetic investment contracts	$268,605,195	$269,689,102
Traditional investment contracts	6,405,489	23,210,625

5. FEDERAL INCOME TAX STATUS

The Program obtained a tax determination letter dated November 15, 2016, in which the Internal Revenue Service (“IRS”) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program’s financial statements.

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Program is subject to routine audits by taxing jurisdictions. We received notice from the IRS dated May 20, 2026, related to examination of records for plan year 2024.

6. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program’s participants and beneficiaries. The Railroad may direct VFTC either to distribute the Program’s assets to the participants, or to continue the Trust and distribute benefits as though the Program had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific common stock fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2025 and 2024, the Program’s interest in the Master Trust’s investment in the Union Pacific common stock fund had a cost basis of $1,043,304 and $1,098,280, respectively. During the year ended December 31, 2025, the Program recorded dividend income of $83,388.

The Master Trust also invests in various funds managed by VFTC and common/collective trusts managed by T Rowe Price and EARNEST Partners. VFTC is the Program's trustee and recordkeeper, and T Rowe Price and EARNEST Partners are each a fiduciary with respect to the Program's assets invested in the common/collective trusts they manage. Therefore, investment transactions in funds managed by these entities qualify as party-in-interest transactions.

******
EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Dated:	June 26, 2026	By:	/s/ Joshua K. Perkes
Joshua K. Perkes,
Senior Vice President and Chief Human Resources Officer
Union Pacific Corporation and Union Pacific Railroad Company